[Letterhead of Dycom Investments, Inc.]

March 5, 2013

Via EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3561

Re:	Dycom Investments, Inc.
Registration Statement on Form S-4 (File No. 333-185746)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dycom Investments, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-185746) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on March 7, 2013, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dycom Investments, Inc.

By:	/s/ Richard B. Vilsoet
Name:	Richard B. Vilsoet
Title:	Secretary